Mail Stop 3561

July 14, 2006

James A. McGrady
Executive Vice President, Chief Financial Officer and Treasurer
Retail Ventures, Inc.
3241 Westerville Road
Columbus, Ohio 43224

Re: Retail Ventures, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed June 23, 2006
File No. 333-134225

Dear Mr. McGrady:

We have reviewed your amendment and have additional comments. Please respond to our comments as appropriate. After reviewing this information, we may raise additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Policies, page 38

1. We note your response to comment 1 in our letter dated July 7, 2006. It appears that the reduction in the workers' compensation reserve would have had a significant impact on the consolidated statement of operations. Please revise your management's discussion and analysis to quantify its effect on net income and highlight the one-time nature of the benefit.

Item 15. Exhibits, Financial Statement Schedules, page 60
Consolidated Balance Sheets, page F-3

2. Please tell us why a block sale discount assumption is utilized in the application of the Black-Scholes Pricing Model when estimating the fair value for the conversion warrants. Specifically tell us why the use of the assumption is appropriate under generally accepted accounting principles and how you determined a discount of $4.13 per warrant to be reasonable. Tell us, in both quantitative and qualitative terms, the impact that excluding the discount has on

your estimates of fair value, your financial condition and results of operations for the periods presented.

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Please respond to our comments as appropriate. We may have additional comments after reviewing your responses to our comments. You may contact Brian McAllister at (202) 551-3341 or me at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief

cc: Robert M. Chilstrom, Esq.
Fax: (917) 777-2588